[LETTERHEAD OF GLOBAL NUTECH, INC.]


January 11, 2011


U.S. Securities and Exchange Commission
Washington, D.C.

Attn: Robert Babula
      Staff Accountant

Re: Global NuTech, Inc. (formerly known as Bio-Clean, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2009
    Filed May 17, 2010
    Forms 10-Q for the periods ended March 31, June 30 and September 30, 2010 Filed May 24, August 16 and November 22, 2010, respectively
    File No. 333-149857

Dear Mr. Babula:

This letter is in response to the Comment Letter of Accounting Branch Chief Andrew Mew, dated December 14, 2010, regarding the above referenced filings. The Commission's comments and our responses with respect to each numbered comment are as follows:

Form 10-K for Fiscal Year Ended December 31, 2009

Item 9A(T). Controls and Procedures, page 21

1. Commission Comment: "Refer to your statement, "[d]isclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934, as amended (the "Act") is accumulated and communicated to the issuer's management, including its principal executive officer and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Please amend your report to also state whether you have established and maintain disclosure controls and procedures as defined under Rule 13-a15(e) and 15d-15(c) promulgated under the Securities Act of 1934, as amended (the "Exchange Act") that are designed to provide reasonable assurance that information required to be disclosed in the reports that are filed or submitted under the Exchange Act is recorded, processed, summarized and reported and is accumulated and communicated to the principal executive and financial officers. The definition of disclosure controls and procedures is not required; if you choose to define the term, you must include the entire definition from Exchange Act Rule 13a-15(e). This comment also applies to Form 10-Qs for the periods ending March 31, 2010, June 30, 2010 and September 30, 2010. Lastly, please revise your disclosure controls and procedures conclusion on page 14 of your September 30, 2010 Form 10-Q to specifically state your disclosure controls and procedures were not effective, as opposed to stating your disclosure controls and procedures "required improvement."

     Company Response: Reference is made to the Company Response to Commission Comment #2, which discusses our response to both Comments #1 and #2.

2. Commission Comment: "It does not appear your management has performed its assessment of internal control over financial reporting as of December 31, 2009. If management has not yet performed its assessment, we ask that you complete your evaluation. Please amend your filing as soon as possible to provide the required management's report on internal control over financial reporting. Please refer to Item 308 of Regulation S-K"

     Company Response: In response to Commission Comment #2, our management has performed an assessment of internal control over financial reporting as of December 31, 2009 and modified Item 9A(T) accordingly, as reflected in Form 10-K/A for the fiscal year ended December 31, 2009. Those matters addressed in Commission Comment #1 are similarly addressed as a result of the modified Item 9A(T), by specifically adding the language "recorded, processed, summarized and reported..." As a result of our continuing assessment of internal control over financial reporting, the Company believes that are disclosure controls and procedures are effective and reflected such in Item 4T of the Forms 10-Q/A for the periods ended March 31, 2010, June 30, 2010 and September 30, 2010, respectively.

Exhibit 31

3. Commission Comment: "Please revise the certifications here and in all your respective 2010 Forms 10-Q to include the introductory language required by paragraphs 4 and 4(b) of Item 601(b)(31) of Regulation S-K."

     Company Response: Revised Exhibits 31 are attached as exhibits to Forms 10-Q/A for the periods ended March 31, 2010, June 30, 2010 and September 30, 2010.
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The Company acknowledges that:

     * The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

     * The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


/S/ E. G. Marchi
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E. G. Marchi
President